

January 27, 2014

<u>Via E-mail</u>
Terrence DeFranco
Chief Executive Officer
Arkados Group, Inc.
211 Warren Street, Suite 320
Newark, New Jersey 07103

   Re: Arkados Group, Inc.
      Amendment No. 1 to Form 10-K for
      Fiscal Year Ended May 31, 2013
      Filed January 23, 2014
      File No. 0-27587

Dear Mr. DeFranco:

   We have reviewed your amendment filed January 23, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2013</u>

<u>Item 9A. Evaluation of Disclosure Controls and Procedures</u>

1. We have read your amendment in response to comment one in our letter dated January 22, 2013. Please note that Item 9A requires disclosure of the information in Items 307 and 308 of Regulation S-K. As such, please revise to provide the information in Item 307 of Regulation S-X related to disclosure controls and procedures and separately provide the information in Item 308 of Regulation S-X related to internal control over financial reporting. Management should clearly disclose its assessment of the effectiveness of internal control over financial reporting and, therefore, should not qualify its assessment by stating that the company's internal control over financial reporting is effective or not effective subject to certain qualifications or exceptions.

　　You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant